November 29, 2006

Marian Munz
President and Chief Executive Officer
California News Tech
825 Van Ness Avenue, Suite 406
San Francisco, CA 94109

Re: California News Tech
Supplemental Response to Preliminary Proxy Statement on Schedule 14A
Registration No. 0-50762
Dated November 20, 2006

Dear Mr. Munz:

    We have reviewed your supplemental response, dated November 20, 2006, to our comment letter dated November 17, 2006 with respect to our limited review of the preliminary proxy statement filed November 9, 2006, and we have the following additional comments.

1.   We note that, in order to fulfill the informational requirement of Staff Legal Bulletin 4 governing spin-offs, the subsidiary intends to file a Form 10-SB registering its common shares "as soon as practicable after the spin-off." Please be aware that SLB 4 requires that the shares of the spun-off subsidiary be registered prior to the actual distribution of shares. Please advise us as to how you intend to comply with this requirement.

2.   Please provide us with additional information regarding why you believe that the proposed spin-off has a valid business purpose. We note, for example, that an example of an invalid business purpose contained in SLB 4 is "the creation of a public market in the shares of a company that has minimal operations or assets." We further note that the parent, following the proposed spin-off, will have minimal assets or operations, and its shares will continue to be quoted on the Over-the-Counter Bulletin Board. Please advise us as to why you believe the proposed spin-off has a valid business purpose in light of this example.

*   *   *   *   *

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating

Marian Munz
California News Tech
November 29, 2006
Page 2

to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call Owen Pinkerton at (202) 551-3694 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director